Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:      353-1-709-4000                                   Ph:  212-407-5755
          800-252-3526                                          800-252-3526


        ELAN TO PRESENT AT THE SG COWEN 24TH ANNUAL HEALTHCARE CONFERENCE


DUBLIN, IRELAND, MARCH 4, 2004 - Elan Corporation, plc announces that it will present at The SG Cowen 24th Annual Healthcare Conference in Boston, MA on Thursday, March 11, at 8.00 a.m. Eastern Standard Time, 1.00 p.m. Greenwich Mean Time. Interested parties may access a live audio webcast of the presentation by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.